Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Shares of Common Stock

of

DURECT CORPORATION

at

$1.75 net per share, in cash, plus one non-tradeable contingent value right for each share, which represents the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, upon the achievement of specified milestones (minus any amount actually paid to option holders under a retention plan in respect of the applicable milestone)

Pursuant to the Offer to Purchase, dated August 12, 2025

by

BHC Lyon Merger Sub, Inc.,

a wholly owned subsidiary of

Bausch Health Americas, Inc.

which is a wholly owned subsidiary of

Bausch Health Companies Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 9, 2025 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

August 12, 2025

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

BHC Lyon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“BHA”) and an indirect subsidiary of Bausch Health Companies, Inc., a corporation continued under the laws of the Province of British Columbia (“BHC”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DURECT Corporation, a Delaware corporation (“DURECT”), at a price of $1.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan (as defined in Section 11 of the Offer to Purchase (as defined below)) in respect of the applicable milestone (as set forth in the merger agreement) (the “CVR Payments Amount”), in each case, without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement (as defined in Section 2 of the Offer to Purchase) (the Cash Amount plus a CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2025 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF DURECT UNANIMOUSLY RECOMMENDS THAT DURECT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 5:00 p.m., New York City time, on September 9, 2025, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (as defined below) (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

The conditions to the Offer are described in Section 15—“Conditions to the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:

1.	Offer to Purchase, dated as of August 12, 2025;

2.	Letter of Transmittal to be used by stockholders of DURECT in accepting the Offer, including Internal Revenue Service Form W-9;

3.	DURECT’s solicitation/recommendation statement on Schedule 14D-9;

4.

a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.

Notice of guaranteed delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to Equiniti Trust Company, LLC (the “Depositary”) prior to the Expiration Time, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time, or if time will not permit all required documents to reach the Depositary prior to the Expiration Time; and

6.	return envelope addressed by mail to: Equiniti Trust Company, LLC [•] 28 Liberty Street 53rd Floor New York, NY 10005.

The Offer is conditioned upon, among other things, (a) that, as of immediately prior to the Expiration Time, the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary in accordance with the procedures set forth in Section 251(h) of the Delaware General Corporation Law (the “DGCL”) (as described in more detail in the Offer to Purchase), together with the Shares then owned by BHA, Purchaser and their respective affiliates (if any), represent at least one Share more than 50% of the then-outstanding Shares (the “Minimum Condition”), (b) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) since July 28, 2025, (c) the absence of any law or order issued by any governmental authority of competent and applicable jurisdiction that has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement (the “No Legal Restraint Condition”), (d) the absence of any pending legal proceeding under any antitrust law brought by a governmental authority of competent and applicable jurisdiction that challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement (the “No Antitrust Proceedings Condition”), (e) the accuracy of the representations and warranties of DURECT contained in the Merger Agreement (subject to certain materiality exceptions), (f) DURECT’s compliance or performance in all material respects with its covenants and agreements contained in the Merger Agreement prior to the expiration time of the Offer and (g) that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”). The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 15—“Conditions to the Offer” of the Offer to Purchase. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The board of directors of DURECT, among other things, has unanimously (a) determined that it is in the best interests of DURECT and its stockholders, and declared it advisable, for DURECT to enter into the Merger Agreement and consummate the Transactions (as defined in the Offer to Purchase), including the Offer and the Merger (as defined below), (b) approved the execution and delivery by DURECT of the Merger Agreement, the performance by DURECT of its covenants and agreements contained in the

Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement, (c) resolved that the Merger will be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of DURECT accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 28, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among BHA, Purchaser, DURECT and, solely for the purposes of Section 6.10 of the Merger Agreement, BHC. The Merger Agreement provides, among other things, that as soon as practicable following (but in no event later than the business day after) the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into DURECT (the “Merger”) in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by DURECT stockholders, with DURECT continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of BHA. At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by BHA, Purchaser or DURECT (or held in DURECT’s treasury), or by any direct or indirect wholly owned subsidiary of BHA or Purchaser, in each case at the commencement of the Offer and immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, DURECT will cease to be a publicly traded company and will become a wholly owned subsidiary of BHA. The terms of the Merger Agreement are more fully described in the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount (or funds related to the CVRs, as discussed below) for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended.

At or prior to the Acceptance Time, BHA will execute a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to BHA and DURECT (the “Rights Agent”) governing the terms of the CVRs issued pursuant to the Offer. Neither Purchaser nor BHA will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of certificates for such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstance will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either Share Certificates or a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Except as set forth in the Offer to Purchase, none of BHC, BHA or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by you in forwarding the Offer materials to your customers.

If a stockholder desires to tender Shares in the Offer and the Share certificates and all other required documents cannot be delivered to the Depositary prior to the Expiration Time, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time, or if time will not permit all required documents to reach the Depositary prior to the Expiration Time, the stockholder’s tender may still be effected by following the guaranteed delivery procedures set forth in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours, D.F. King & Co.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, BHC, BHA THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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